UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 27, 2025

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In the Matter of

Circle of Wealth Fund III LLC
704 East Front Street, 2nd Floor
Coeur D'Alene, ID 83814

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12492

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Circle of Wealth Fund III LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 27, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief